Toro Ventures Inc.

2498 West 41st Ave, Suite 232

Vancouver, BC

Canada V6M 2A7

Phone: (604) 618-9110

November 15, 2005

Via Mail and Facsimile to 202-772-9369

Lesli L. Sheppard

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Toro Ventures Inc.

Amendment No. 2 to Registration Statement on Form SB-2

Filed October 17, 2005

File No. 333-127520

Dear Ms. Sheppard:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Toro Ventures Inc. directly at the numbers provided above.

General

  Please find our financial statements updated as required by Rule 3-02 of Regulation S-X.

  Consent of Independent Registered Public Accounting Firm

  Please find our accountant's consent updated and properly dated.

  Balance Sheet

  Note 6 - Share Capital

  Please find our disclosure in Note 6 - Share Capital revised to properly reflect 5,845,000 shares outstanding. Additionally, please find the equity section of the balance sheet revised to reflect common stock at $5,845 with additional paid in capital of $54,155.

  Statement of Operations and Deficit

  We note your reply to comment #4. Please find our EPS calculation revised in our filing.

  Cash Flow Statement

  Please find our disclosure revised.

  Management's Discussion and Analysis

  Please find our filing revised to indicate that the franchise agreement has a finite useful life.

  Note 4 - Investment in Franchise

  Please find Note 4 revised to indicated that we have determined there is no impairment in our franchise agreement based on the results of our discounted cash flow analysis, and not because we purchased the franchise rights just prior to the period end.